Filed by ITC^DeltaCom, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: ITC^DeltaCom, Inc.

Commission File No. 0-23235

This filing relates to two proposed acquisitions by ITC^DeltaCom, Inc. (“ITC^DeltaCom”) pursuant to (1) an Agreement and Plan of Merger, dated as of September 8, 2004 (the “FDN Merger Agreement”), among ITC^DeltaCom, a wholly owned subsidiary of ITC^DeltaCom, Florida Digital Network, Inc. (“FDN”) and certain stockholders of FDN, and (2) an Agreement and Plan of Merger, dated as of September 8, 2004 (the “NTC Merger Agreement”), among ITC^DeltaCom, a wholly owned subsidiary of ITC^DeltaCom, NT Corporation (“NTC”) and certain stockholders of NTC. The FDN Merger Agreement and the NTC Merger Agreement and related documents are on file with the Securities and Exchange Commission as exhibits to a Current Report on Form 8-K filed by ITC^DeltaCom on September 8, 2004, as amended on September 10, 2004.

ITC^DELTACOM

Larry Williams, Chairman and CEO and

Doug Shumate, CFO

September 23, 2004/9:00 a.m.

Jeffries 2nd Annual Communications

and Media Conference

September 22 and 23, 2004

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Rick Klugman:	Okay. Good morning, everyone. I’m Rick Klugman (phonetic) with Jefferies, and I’m proud to introduce here for you all ITC^DeltaCom. This is a company headquartered in West Point, Georgia, a CLEC serving primarily the Southeastern United States. ITC^DeltaCom has fiber optic networks spanning approximately 14,500 route miles, including more than 10,900 miles of owned fiber, a lot of that going through second- and third-tier markets in the Southeast, where there’s not a whole lot of competition outside of BellSouth. I’m sure they’ll go into it a lot more than I just did.

It owns approximately 19 – I’m sorry, 29 voice switches, 74 data switches, and is one of the largest competitive telecommunications providers in its primary eight-state region. ITC^DeltaCom currently serves over 450,000 access lines and has over 2,300 employees. You’ll hear a lot more about all that from the executives we have here.

We have Larry Williams, the Chairman and CEO of the company. He’s been Chairman and CEO since July of 2001, previously CEO and Director of AAPT, which is a publicly-traded telecom carrier in Australia. Previously he was CFO and Chief Operating Officer of AAPT. Before that, he was CFO of Telecom*USA, or SoutherNet, and vice president of finance and administration for MCI Communications’ southern division, which I believe was after MCI bought Telecom*USA.

Also to his left is Doug Shumate, who is Chief Financial Officer of ITC^DeltaCom since March of 1997. And prior to that, he was CFO of the Managing Partners of Interstate FiberNet and Gulf States FiberNet from ‘95 to ‘97, vice president of finance for the Telecommunications Operations Group (Interstate/Valley Telephone Company) from ‘91 to ‘95. And also to Doug’s left is Ken Meister, who’s the CFO of FDN with ITC^DeltaCom.

So with that, let me pass it along to Larry to give you an overview of the Company.

Larry Williams:	Good morning, everyone, and thanks for coming to the conference. After the ball game last night, it was early to get up for a 7:30 breakfast meeting this morning. I’m sure all of y’all had some of those, too. Which button do we push?

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That didn’t work. Oh, the one on the left, okay. Maybe it goes right, that’s it. Okay. Thank you.

[Background conversations and laughter.]

Larry Williams:	Shouldn’t get political. Now it’s going really away. Anyway, I shouldn’t get political this morning.

I just want to quickly talk about some of these items, as we discussed at our flag show. We’ve had other things on our minds the last few weeks, some new acquisitions plus a lot of hurricanes that have been running through our territory. They even make loops up this way and come back down and go across again. So y’all saw Ivan, it’s about ready to hit Texas now. So it’s been back across Florida as of Tuesday and Wednesday, but very mild. But it’s now going toward Texas, and then we’ve got three more off the East Coast. So it’s quite concerning. We’ve been hit every way it seems like at all of our locations, but we’ve survived.

We, as a Company, have been focusing on our high margin end-to-end user customers, and we’ll show this as we go through. We want to show you how unique and scalable our network and assets are in the Southeastern United States and our service platforms. We want to show you some of the success we’ve been having in integrating the BTI acquisition that we did last October into our Company. And we want to show you how strong we are in all these attractive markets. And this platform that we have is starting to generate financial and cash flow improvements as we go forward; and, of course, that helps our credit profile.

Our second quarter highlights: We’ve continued our growth in the integrated communications services, primarily as a result of the acquisition of BTI. We were up 45% over the second quarter of 2003. Our EBITDA went to 20 million, a 3.3 million – 20.7 million for the quarter – a 3.3 million improvement from the first quarter of 2004, which included 1.5 million of expenses related to a debt offering that we withdrew. We achieved approximately 33 million of annualized savings from our synergy program that we had with the BTI merger. We’re shooting for 40 million by the end of this year, and we are well on track to achieve that 40 million savings.

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We’ve continued to make progress towards the profitability. We cut our net loss from 13.3 million in the fourth quarter of 2003 to eight million in the first quarter, down to 5.5 million in the second quarter. We generated 10.3 million of free cash – our cash flow from operations in the second quarter, up from 4.6 million in the first quarter. We introduced a new product, which is called Simplici-T Plus. We rolled it out to about another third of our markets in the second quarter. We will have them all covered by the end of this quarter. In fact, I think they’re all covered now. And we were able to hold our capital spending below our planned forecast for the second quarter.

Some of the recent events that are changing and complicating our lives, because it seems like the hurricanes are picking at all these headquarters of these new potential acquisitions. The first one, Orlando got crossed twice in about two weeks, which is the home of FDN in Orlando, and then of course Network Telephone headquartered in Pensacola. And they had it head on. So either they don’t like us doing these deals or something is happening there, but we’ve had 24 of our POPs on generators – our facilities on generators at one time, and that’s our network. That’s not Network Telephone or Florida Digital. They had quite a few of their own on generators and backups for extended periods of time. I think everything is pretty much back up and running, but none of our services went down. So we were very pleased.

But these transactions, we announced them on September the 8th, the acquisition of FDN and Network Telephone simultaneously. Why did we do two at one time? We had been working on both of them simultaneously for several months. They came together and worked very well to fit together. They don’t overlap. They sit in one market, the two of them. Florida Digital is primarily in Florida, and they have six major centers in Florida and one in Atlanta. Network Telephone overlaps in about 14 or so locations with us, or 17, and Atlanta is the only place we all overlap. So, you know, it wasn’t like we got two or three in every location; just Atlanta is the one where we have three of them. But these transactions both bring us different values.

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One of the major things we’re getting out of these transactions, in addition to probably the most important, which is revenue and cash flow and customers, we’re enhancing our network facilities tremendously. We’re picking up 200 more colos in our footprint unique to ours. We also are picking up some very strong front-end systems from Florida Digital that we think will allow us to better serve our customers. And, of course, that will require some implementation of a front-end system to some of our other locations, but we are looking forward to that really expanding our reach and helping us.

We also picked up some further geographical reach into Kentucky, finally. BellSouth, that’s one of their states. We didn’t have anything in Kentucky. We’re now in Kentucky. We weren’t in Memphis. We will now be in Memphis. We are strong in Louisiana and Mississippi. So we have now gone west, and we’ve gone deeper in Florida, tremendously deeper in Florida. So those are the two big extra strengths there.

And then the financial profile has improved significantly for the Company. We are picking up about 23 to 25 million of additional cash into the business. If you – and Doug will go into this in more detail later, but if you look at the transactions, the benefit on our debt to EBITDA ratio, if we are able to drive these synergies, is very, very significant. We are looking at probably, after the integration of some of these savings, a two times number EBITDA to our debt. And we think that significantly strengthens our financial profile, our ability to refinance our debt and other things as we go forward.

And the fourth one that we don’t really have on here is we’re picking up some very, very strong management team members. In fact, I will have three new direct reports coming out of these two organizations, and all of them are heavy, experienced people. Ken will be one of them. His role will be taking and running with our consolidation program - our mergers and acquisitions. And he’s very well qualified. He’s a lawyer; he’s been an investment banker, which we don’t hold against him totally. And he has been a CFO, both of FDN and other companies. So we are very pleased to have another strong individual to help us with our consolidation effort as

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we go forward. And we’ll talk about the others in a minute. But I’d say there are four super strong people out of these two organizations, and three of them will be reporting directly to me. And there are a lot of others below that who are going to really strengthen us for the long run.

The merger consideration, we’re giving 40.2 million shares of ITC^DeltaCom stock. That value was when the stock was at $4.40, at a transaction value of about 176.7 million as of September the 7th. The enterprise value, we look at it as 153.2 million as of that date because we did – we looked at the cash that we received as sort of like an extra secondary offering of common stock to pick up that extra cash. And if you take that out and if you factor in the synergy savings and the other things, we’re looking at we think we paid about .75 times revenue for the two companies, about 3.83 times EBITDA on a pro forma basis, if you assume that we’re going to drive out the 25 million of synergies out of these two transactions that we’ve committed to. We expect to close in 90 to 150 days. That’s really – the SEC probably is the gating factor there, if they do a review or not, it will be faster or slower.

This is the new ITC^DeltaCom, and you’ve heard a lot of these. We will be approximately 800 million of revenue after we combine with these two companies. Our pro forma EBITDA run rate after getting some synergy savings of 25 million, picking up the EBITDA that the companies have today, we think we’ll be somewhere around 120 to 125 million run rate after this merger, assuming nothing else changes in our current situation. We’ve got approximately 300 million in long-term debt within the company. We cover 45 major markets in the Southeast. That means we’ve got a sales office there. Atlanta actually has about three sales offices in it, and we cover everything for a 50-mile radius around Atlanta. So we cover a lot more territory than just Atlanta.

We have 10,900 miles of owned fiber. We manage another about three or 4,000 miles of Florida power and light and power fiber that we work with. We didn’t pick up any new fiber miles to speak of in these acquisitions; that’s all ITC^Deltacom. We did pick up some more voice switches. We now have 48 voice switches, or remote voice switches. We don’t need that many in our territory. We used

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to have 12. We covered this whole footprint with 12 big DMSs, but with the soft switches that gives us an opportunity long term to be significant and move some of those. But that’s under the synergy. We’ve got 79 data switches. We run an IT backbone throughout the Southeast. We run an ATM backbone; we run a frame relay backbone throughout that territory. We will have 450 plus unique colocations in that territory. We probably have another 150 or so, or 200, that actually overlap that we can possibly get rid of one of them. But these are unique things, that we don’t currently have, and we’re picking up 200 more to add to our 250 that were not overlapped.

We have 635,000 access lines. These are voice lines only. We do not count data lines in that. And with this acquisition, we’ll be at about 120,000 business customers. We’ve been very heavy on the T-1 end at ITC^DeltaCom. BTI took us down market a little bit. Florida Digital takes us even more so down into the lower business market. Network Telephone was more of a T-1, but they also had sort of a mixture of T-1s and others, and Florida Digital also did T-1s. So we have all of that. But, of course, if you remember a little bit of our history, we also have wholesale, which Doug will show you some of that. We’re now down to about 12% wholesale. We’ll be about 100 million of wholesale, which is a very nice percentage. We’ve always said we’d like to get around 10%, and that’s a good number to have some balance there.

We also have some uniqueness different than our other CLECs that started as CLECs. We have about 40 million a year from very large customers who have big data networks, like the State of Florida. We provide their data networks, which, by the way, kept them all up through the hurricanes. And we got a nice pat on the back from the Governor. But we have a lot of big bank data customers, and of course they don’t have voice lines, so they don’t count. In fact, we also have a bunch of UNE-P lines, and I think we were meeting with someone yesterday. We’re always saying, well, it’s so many lines out of so many voice lines, but if you really look at it, the revenue is about $120 million a year out of 800 million that comes from UNE-P lines. Some of the beauty of these two transactions is these extra colos, these extra platforms will allow us to move them to facilities a heck of a lot easier than we could have done without the transactions. That was one of the big benefits of doing these transactions.

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FDN has a system that turns up UNE-Ls without truck rolls and do it very, very quickly in an automated fashion, where we would have to do them like we do a T-1, which is not very efficient, and that’s why we’ve delayed even trying to move any of them. So we’ll be in a position to move forward on those, depending on what the Bells do. And it’s our opinion we’ll have a nice UNE-P contract for years to come. It may not be what it is today from a margin standpoint, but we think Bell doesn’t really want us to go off of their switches, and we will always probably be on some of them. But we will have an ability to move if we need to, and that’s the best option we can get because we keep leverage with them, but you don’t have to put in extra capital to add more colos if you don’t have to, and that’s sort of where we’re headed.

The management team, you heard my background a little bit. I had retired for ten months. Somehow I got sucked back in about three years ago. And I said there’s no way I’m going for five, and it’s looking more likely.

Mike Gallagher, he’s the president and CEO of Florida Digital. He will be taking over our business services. That is our CLEC business. It will be probably about 550 million of the total 800 million of revenue. Our other businesses are the other places. He’ll be driving all of the customer facing initiatives, all the sales and everything. That will be primarily driven out of Orlando and will be a major contributor. And Mike’s experience, he started at FDN with the help of Peter and some other people here in the room from the venture community. He had been with other companies prior to that, had helped start one out in Texas, sold out to Brooks and went through the Brooks factory back into Worldcom and MCI and everywhere.

Drew Walker, he was the CEO when I came in. Drew is now running the wholesale side of our business, our Corporate National Accounts which is 40-something million, our e^deltacom colocation facilities, and some other peripheral businesses that we have. He’s a major contributor. Whenever we need Drew, he’s been there.

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He and I are the two old guys. We’ve now got a bunch of young turks, so I’m sure they’re going to be running up our backs, and that’s good – I like that – to go with Doug, who, as you all probably know, runs up the back all the time.

Leo - Leo is going to be the Chief Operating Officer. He’ll be running IT, the factory, and quality, billing, all the stuff that serves all of our divisions. Leo was senior VP of MCI in their operations and engineering area back before the Worldcom days, worked with Fred Briggs, has been running as Chief Operating Officer and president of Network Telephone. Prior to that he ran a couple of other small companies, very strong background guy.

Doug, he’s been with us for – all that history, all those companies were the same. They just kept evolving to the same ITC^DeltaCom. Those fiber companies are really part of us today. So Doug has been with the company since it was started.

Ken we introduced, is going to be our corporate development executive vice president of FDN. He’s a lawyer, as I’ve mentioned. He’s an investment banker, and he’s been CFO, so he’s definitely going to be a team player.

And Tom Mullis is our general counsel. He’s been with some of the predecessor companies going back to 1985. He also looks after regulatory.

This is what we used to say was what we were looking for, and this is our strategy on acquisitions as we go forward, and we said there were a lot of opportunities. We still think there are a lot of opportunities in the Southeast. Our focus is on the Southeast. We want to get deeper, not wider. Does that mean we’ll never go wider? No. There is room for super regionals where you have two widening. We don’t want a wide one with a skinny one; we want two wide ones if we’re going to do something outside the region. So you’ve got to have depth in our opinion. You’ve got to have roots. We’re trying to get deeper roots. So we think there are still several competitors there that could still get us up to a billion-two, a billion-five revenue within our footprint, which is BellSouth. We want to be BellSouth and us. We don’t want anybody else there. BellSouth would probably like that; I know I would. But I don’t think it will be quite there, but we’d love to see that.

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Strategic focus: We would like to see companies with unique assets to add to our fiber and to our other assets. Does that mean more switches? No, we don’t need more switches. We’ve got more than we need. Metro rings? We’re very interested in companies with metro rings. Guess who we buy all our metro rings from today? We bring a lot of value when you can move stuff off of BellSouth onto other players, and we like that. So those bring unique value to us. So we’re looking for those types of opportunities.

Unique values we’ve got here with 200 more colos. We’ve got an operating front-end system that we think is going to be very powerful to help us. We’re getting DSL in a lot of our locations. We’re freeing up some assets we’ve had in a lot of our colocations, which we haven’t used. We haven’t used them. So we’re really freeing up a lot of assets that we have today. So those are the unique things we’re getting out of the two that were just mentioned.

We want to be able to identify cost savings. That’s why doing them within region is critical and important to us, because we can drive synergies when you have overlap. It’s very hard other than to get back office synergies at corporate and headquarters if you go out of region. But when you’re in a region, you have overlap, you have duplications of a lot of things, and you’re able to drive not only network cost savings but headcount.

The integration plan: We said that we would do them with an integration plan similar to what we did with the BTI, and we are working on that now for these two, and we will always do that. We’re bringing outside people to help us put that plan together, and we will manage it and control it. And we also said that how are you able to do it with a stock that has no value? Because most of the other people in our area are owned by venture funds, and they’re looking to some kind of liquidity. And if we can all get together and maybe bring the tide up, then everybody gets to ride out to it. So we’ve been able to do that because most of the

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sponsors have seen what Welsh was able to do with their BTI acquisition. And I think we all believe that trend, that all of us will go up because we’re all getting the same share. We’ve got a vehicle that will eventually go up.

With that, I’m going to let Doug run through this other. He speaks faster than I do.

Doug Shumate:	I am probably the fastest talking Southern guy that you’ll meet. After about 14 years, I’ll tell you it is exciting to be able to sit in a room and see the entrance hopefully back in our industry. Specifically I’d like to thank Jefferies for the chance to be back in the capital markets. More specifically, I’d like to thank the guy standing there on the back wall so that I can go back and report that we had a standing room crowd only. And even though it’s somewhat of an equivocation with the fact that I see a lot of our future Board members as well as some of our industry friends in the audience as well, but, again, we are excited about being back in the marketplace and hopefully with a little bit more visibility. We expect to be a little bit more active in supporting the message, if you will.

Let me give you a little – what I’d like to do is give you a little dive into some of the recent financial progress that the business has made, and it’s substantial we think. You can take a look, and I’ll focus on the right-hand column. You can see almost $600 million in revenue that we’re generating. Again, it’s pre-transactions for FDN and Network Telephone. More importantly, on an LQA basis, we drove almost $83 million of EBITDA. That is a substantial improvement. And, again, a 14% EBITDA margin is respectable, but by no means do we think it is the scale on these businesses and what they can do.

What you can expect us to do is exactly what we’re doing and what we’ve demonstrated to you with the BTI transaction. What we are going to demonstrate to you on the NT and FDN transactions is we’re going to create scale in the region. We’re going to go deeper, and we’re going to extract efficiencies out of these businesses, and we’re going to do it with the shear scale, and we’re going to do it, more importantly, with automation and efficiency.

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We can’t emphasize enough about some of the attractiveness that we saw on the FDN asset. These guys had the same EBITDA percentages, and they own $140 million of revenue that we did. So they’ve shown that you can create scale and drive efficiencies on a revenue line, even if much smaller. So, again, we are excited about our new partnership with these guys and look forward to some of the benefits that we think will be inherent in the business as well.

Let me give you a quick look at some of the revenue in the business because in the past we were significantly – had a lot of exposure to wholesale revenue. We also now have mitigated that dramatically. We’ll do so even further with the retail revenues or end user revenues that we’re picking up with these two recent transactions. Here’s a quick kind of tracking of the business and some things that – and probably something that’s not clear to the marketplace.

You can see back in 1999 we had about $245 million of end user revenue – or excuse me, that’s total consolidated revenue. And you can see that we’ve grown that on an LQA basis annualized to about $597 million over the last several years. Let me dive into it a little bit and split it up between wholesale and end user because that’s where we see some dramatic shifts in this business that we’ve got to make sure that we articulate to the investment community and also some of the key characteristics that we’ve seen on some of those revenue streams.

End user business: This is where you’re going to add value. Value is – you know, it’s nice to have a wholesale business that mitigates and supports cash flow, but real value and long-term relationships with 120,000 business customers is what’s going to be driving value into these businesses. So take a look at what we’ve been able to do through organic growth, predominantly from ‘99 to 2002, and arguably through external growth with the BTI acquisition in late 2003 and where we are on an annualized basis in – on an LQA basis in 2004. This is substantial. You know, almost 83% of the business is end user today. I’ll show you a pie chart in a moment that shows how dramatically that’s changed with the amount of that total consolidated revenue. But, again, we like the track record that we’ve seen with this business. And add the $200 million on top of that, almost $500 million, and this business has about $700 million of end user business coming from the Southeast.

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Let me give you a little bit more granularity. We had $95 million in the state of Florida. The guys in FDN had 120 million. We’ll have $200 million of revenue coming from the state of Florida. We’re probably the number one competitor to BellSouth in the state of Florida. We were the number one competitor to BellSouth in the state of Alabama. In North Carolina, BTI was number one. In Georgia, collectively we’re not number one. We are certainly one of the largest players there. The guys at Network Telephone, their strength was in Louisiana and Mississippi. Not only has this been about assets, regulatory risk mitigation, it’s about market share. It’s about making sure that if we can – I want everybody in this room to go home and say oligopoly. You know, that’s what they like to see in a region, and you’ve got it with scale. It’s also about market share. We’ll have that benefit hopefully on the top line of that consolidated mass, and success breeds success. So, again, we want to be the largest guy in the South.

A quick look at wholesale: You can’t neglect to go through some of the trends that have been troubling in our business, but more importantly show you how they’ve actually stabilized. I’m going to peel back this wholesale revenue for just a moment so you can see that we actually haven’t been the drain, as you can see from the changes from ‘01 to ‘02, and as well down to ‘03. We really like having a piece of wholesale in our business. We think it’s high cash flow. It helps us get utilization on the network. It is a good answer to our business, but you can’t build a business on wholesale alone. You’ve got to cover that marketplace. You’ve got to have – you know, this is 102 customers or 105 customers. You’ve got too much risk to your business if you’re completely relying upon wholesale revenue.

Here’s some real impressive, we think, and exciting trends that offset some of the real issues that we saw in the business. You can see that our wholesale revenues peaked in 2001, about $172 million. What makes up that? Here’s some granularity on these wholesale revenues: What makes it up? We’ve got a little operator services business. It was at $5 million back there. Believe it or not, through this entire time period, organically it’s grown to almost $10 million.

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That’s where we’re doing 4-1-1. You know, you’re a T-Mobile customer in the South traveling. You hit 4-1-1. You get our operator center. We’re doing enhanced TA now, so we’ve got a nice little business there that’s continuing to grow, and the outlook is pretty strong in that business as well. Small business, EBITDA margins 22, 24%, and we do it for ourselves. This is also a cost eliminator as well.

Data and other: You know, we’ve really gotten out of the business of selling wholesale minutes, if you will, or any other types of low margin wholesale business. That’s not the business we’re in. We want to focus our switches and our capital on the long-term relationships, retail and user customers. As you can see, we’ve rationalized that business, and it’s been stable really since the fourth quarter of ‘04 at $7 million and actually saw a nice little up tick to $11 million. And that’s some of the business that we’re doing there. We will do that business with some related companies or companies that we’ve had long-term standing relationships with.

The local interconnection business, that’s a PRI offload, or ISP local dial tone. This is where we saw the largest piece of the issues in our business, and you see where it dropped from $57 million down to 15 in ‘03. More importantly, even from a fourth quarter annualized, it was around 14. And even in the last quarter, it’s about 14. That does include the recip comp that’s in the business associated with those PRIs. It’s been stable. We’ve got a couple of nice customers in Quest and Earthlink and don’t intend to grow it aggressively. But, again, it was a nice piece of revenue stream, and, most importantly, it’s shown some stability.

Another key staff that folks haven’t – on the bottom is our Broadband business. And surprisingly, folks have seen that – had thought this business had been under more pressure than we’ve actually been able to articulate. It’s had some slight pressure since 2001 from ‘89, and it shrunk to about $64 million on an annualized basis, even through all of these wholesale businesses rationalizing themselves and the price pressure. Again, we’ve had a nice, stable business. So the key takeaway on our wholesale revenues is there’s been stability, still some pressure in the business, but again nothing as dramatic as it’s been in the past.

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And one other key thing that I’d like to talk about and that’s on everybody’s mind is you look at these businesses and what makes up the revenue streams and try to give you some more depth into the numbers, post-transaction and post access reviews, we’d probably only be about $2.5 million a month or close to $30 million a year of access on an $800 million revenue stream. This is not an access driven business. This is an end user driven business, and that’s a very low ratio of access for the overall revenue. Again, we’re not a high-cost access player in the marketplace.

Importantly, this gives you a graphical representation of how this business has changed and what we’re trying to do with this business. We’re trying to, again, build it on a solid foundation. You know, you can see we’ve gone from 40-some-odd percent of wholesale revenues down to 17, and as you heard Larry make reference to, moving to 12% of our business. What’s growing is that yellow piece of the pie chart, is we want that business to be in the 90% range of our business. That was the goal.

One of the key last things I’ll leave you with is the importance of this transaction and how it delevers the business. And I’ve given you a couple slides here that show you that we’ll have about $292 million of gross debt at the end of 2004 because we are amortizing about $20 million of debt in ‘04 on an $82 million EBITDA basis. You can see what happens to the leverage ratio. Quickly, you can see how it improves going to the December 2004. You add $10 million of BTI synergies; you get that up to $92 million. You can also see adding in existing EBITDA. It takes us up to the 107 range. I mean, you can see what happens with adding $20 million of synergies. The bottom line is it gets this business we think on a conservative basis for good synergy driven expectations on about a two times total leverage business. That is a healthy balance sheet and will support the refinancing.

Let me go ahead and – we’ve talked through a lot of the summary items – open it up for Q&A so that we can address some more specific questions. And, again, thanks, everybody.

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Male Speaker:	[Inaudible question.]

Doug Shumate:	I’ll take it at a high level. First of all, the network came out great. You know, we were surprised. We had no issues on the network. The only impact to the business that we see is this one that’s reality, is as we have most of the businesses driving to MRC revenue, you really don’t impact the MRC revenue. Clearly, when you’ve got a piece of your business that’s business sensitive, your long distance and access and you’re driving $500,000 a month for [inaudible]. The only other issue that you see is Bell has reallocated 500 of its execs into some of the regions to work on renewals and things like that. So installs are dragging. Again, we’ve had some temporary issues in the business.

Larry Williams:	They’re taking techs out of places that didn’t get hit and moving them to Florida to help get customers back up. So that’s affecting us on installs in areas that weren’t even impacted by the hurricanes.

Male Speaker:	[Inaudible question.]

Doug Shumate:	I walked in the day of the hurricane, and I said, hey, let’s get back up.

Larry Williams:	There will be extra overtime and things like that because we have people working around the clock, hauling fuel to Florida from Georgia, that kind of stuff, keeping the generators running. So you have that impact. But we were very lucky to keep customers. But the customers – you didn’t have any customers. They had all left. They hunkered down. They had been told to move, so you couldn’t go out and sell for about a week. I can remember Hugo hitting South Carolina, and we used that excuse for about three years.

[Laughter.]

Larry Williams:	Everybody did; it wasn’t just us.

Male Speaker:	[Inaudible question.]

ITC^Deltacom

Ken Meister:	Yeah, that’s right. One of the strengths of our business is that we have very automated processes to install those smaller customers, sub T-1 level customers. And we’ve been one of the few CLECs able to do that with a very low labor base, very few people involved in making that happen. So when we look at our cost to do that, we’ve got BellSouth charges that they send to us to install those customers, and those could be 30 to $50 per line depending on what market that you’re in, and then there’s some cap ex involved as well, as Doug mentioned. So there’s really a BellSouth component and then a cap ex component.

Larry Williams:	And we save about $12 a line going forward if we were to move them, plus we’re able to bundle data in with the service, so it’s a heck of a lot nicer. We actually probably will increase the total revenue as part of it and have a more secure customer and get more margin. But there is a cost short term of transferring them.

Doug Shumate:	So one of the things we’re looking at right now is this network capacity because we – Network Telephone, ITC^Deltacom – we all have a certain amount of capacity out at the edge in a collocation footprint. And so it doesn’t mean that there’s a one-to-one cap ex incremental process. So we’re going through the integration process. We’re looking at how best do we roll lines and when do we do it in the midst of all the rest of the integration work that has to be done.

Larry Williams:	Having the leverage to move them gives you a huge advantage when you’re talking to the big guy. If you can’t move them, you don’t have a place to move them, he probably isn’t interested. But they don’t want to move it off of their switches, I guarantee you that.

Other questions? Yes.

Male Speaker:	[Inaudible question.]

Larry Williams:	You’ve got to pull out a lot of those shares for the 25 million in cash. We looked at that as a secondary offering to raise some additional money. Then you look at the transactions, and they aren’t that damaging to our existing shareholders.

ITC^Deltacom

[Background conversations.]

Larry Williams:	And all of those other strategic things of getting cash, being able to refinance our balance sheet – because we have a bullet coming at us in 2006. We want to make sure our balance sheet is strong enough to get that clearly off of us before 2006. This transaction gives us a balance sheet that we think is redoable very, very quickly at reasonable terms, not at extremely high terms. And so those have strategic value to our shareholders. We’ve been there; we don’t want to go back.

Male Speaker:	[Inaudible question.]

Larry Williams:	Plus we got rid of the most aggressive player in Florida. We got rid of the most aggressive player in the western part of our footprint. We got rid of the most aggressive one in the eastern part of our footprint, which is BTI. So over time, if you get rid of enough of those, maybe things will get better. It’s no reflection. These guys were tough. The owned Florida, you know.

Ken Meister:	I take that as a compliment.

Larry Williams:	Yeah, it was. And BTI was aggressive up in the Carolinas, and Florida Digital out in Louisiana and Mississippi and parts of Georgia and Alabama – or Network Telephone. So those are all strategic value. Yeah, maybe we gave away more than we really, really – maybe we should have been tougher, but we needed to do these transactions. It helps for the next one tremendously.

Male Speaker:	[Inaudible question.]

Larry Williams:	With the current co-lows, we can move a significant number with the current co-lows with very minimum investments in capital. To get some of them would require more co-lows, which some of them you probably never want to build co-lows to do. Their system facilitates it, so we don’t want to do it until we have their facilities or their systems covering our whole territory because today it only covers Georgia and Florida. We need it to cover our whole territory to be able to use their system to facilitate the efficiency there. The other one is how well we negotiate will determine the

ITC^Deltacom

fee with BellSouth on going-forward rates. That will determine, more than anything, the fee out of that because we’d rather be adding new customers than converting customers if we had our choice. If we can do both, we’ll do both.

Male Speaker:	[Inaudible question.]

Larry Williams:	No, it’s a hundred annual.

Male Speaker:	[Inaudible question.]

Larry Williams:	We almost need to get away from lines because they don’t mean anything. You tell a customer he uses it for data or voice. Why don’t we count the number of Ts? Maybe the whole industry will change. We wouldn’t confuse everybody. That doesn’t count frame networks, ATM networks, all the other revenue that we get from our very large customers. Those things don’t get counted.

Male Speaker:	[Inaudible question.]

Larry Williams:	Do you remember we had an equipment business, [inaudible] type business, very profitable. We have other sources of revenue. I think our time is up.

Male Speaker:	[Inaudible question.]

Larry Williams:	I think they’re there. They’ve been there. You know BellSouth; they’re probably the most aggressive backer of anybody in any of the Bells. They have been there. They know we’re there. We’ve been – not only worked well with them, they’re one of our big customers. They’ve grown to be a big wholesale customer of ours. I mean, they are aware we’re there. They also look at us as a good competitor, not one of those ones that – they can’t get rid of everybody. They’d rather have somebody who’s rational than some of the others.

[Conference Concluded]

END

* * *

Forward-Looking Statements:

Except for the historical and present factual information contained herein, the matters set forth in this communication, including statements as to the expected date of the closing of the proposed transactions, future financial and operating results, benefits and synergies of the proposed transactions, future opportunities and any other effect, result or aspect of the proposed transactions, and other statements identified by words such as “anticipates,” “believes,” “expects” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the proposed transactions, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to ITC^DeltaCom and its industry, as discussed from time to time in ITC^DeltaCom’s reports filed with the Securities and Exchange Commission (the “SEC”). ITC^DeltaCom disclaims any responsibility to update these forward-looking statements.

Additional Information About the Transactions and Where to Find It:

ITC^DeltaCom will file with the SEC registration statements on Form S-4, which will contain a proxy statement/prospectus of ITC^DeltaCom with respect to each proposed transaction, as well as other relevant documents concerning the proposed transactions. Investors are urged to read the proxy statement/prospectus for each transaction when it becomes available and any other relevant documents filed with the SEC, because they will contain important information. The proxy statement/prospectus for each transaction will be mailed to stockholders of ITC^DeltaCom prior to their stockholder meeting. In addition, interested parties will be able to obtain the Form S-4 registration statements, including the exhibits filed therewith, free of charge at the Web site maintained by the SEC at www.sec.gov. The proxy statement/prospectus for each transaction and these other documents also may be obtained free of charge from ITC^DeltaCom by directing a request to 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attn: Investor Relations.

        ITC^DeltaCom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ITC^DeltaCom in connection with the proposed transactions. Information about the directors and executive officers of ITC^DeltaCom and their ownership of ITC^DeltaCom common stock and other ITC^DeltaCom voting securities is included in ITC^DeltaCom’s proxy statement for its 2004 annual meeting of stockholders, which it filed with the SEC on April 1, 2004. This document is available free of charge at the Web site maintained by the SEC at www.sec.gov and from ITC^DeltaCom as described above. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding each proposed transaction when it becomes available.